EXHIBIT 99.1

FirstService Reports Strong Fourth Quarter Results

Colliers International Posts Record Growth in Revenue and EBITDA

Operating highlights:

	Three months ended December 31		Year ended December 31
	2012	2011	2012	2011

Revenues (millions)	$ 632.5	$ 594.9	$ 2,305.5	$ 2,224.2
Adjusted EBITDA (millions) (note 1)	54.9	44.5	155.7	161.6
Adjusted EPS (note 2)	0.68	0.52	1.62	1.81

TORONTO, Feb. 13, 2013 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (Nasdaq:FSRV) (TSX:FSV.PR.U) today reported results for its fourth quarter and year ended December 31, 2012. All amounts are in US dollars.

Revenues for the fourth quarter were $632.5 million, a 6% increase relative to the same quarter in the prior year, Adjusted EBITDA (note 1) was $54.9 million, up 23%, and Adjusted EPS (note 2) was $0.68, up 31% from the prior year quarter. GAAP EPS was $0.14 per share in the quarter, compared to $2.01 for the same quarter a year ago. The GAAP EPS for the prior year quarter was significantly impacted by the reversal of a deferred income tax valuation allowance amounting to $1.80 per share; excluding this, GAAP EPS would have been $0.21.

For the year ended December 31, 2012, revenues were $2.31 billion, a 4% increase relative to the prior year, while Adjusted EBITDA was $155.7 million, down 4% from the prior year. Adjusted EPS was $1.62, down 10% versus the prior year. GAAP EPS for the year was a loss of $0.12, compared to $2.03 in the prior year. The GAAP EPS reported in the prior year was significantly impacted by the reversal of a deferred income tax valuation allowance amounting to $1.46 per share; excluding this, GAAP EPS would have been $0.57.

"FirstService reported strong fourth quarter results, with revenues for the full year hitting a record of $2.3 billion on the basis of strong performances from each of Colliers International, FirstService Residential and FS Brands," said Jay S. Hennick, Founder and Chief Executive Officer of FirstService. "Unfortunately, earnings declined from the previous year as results from Field Asset Services, our property preservation and distressed asset management operation, fell off significantly due to challenging market conditions. Strong results from Field Asset Services during the recent financial crisis together with solid results from FirstService Residential and FS Brands allowed us to strategically invest in our Colliers International commercial real estate business at the right time in the cycle and those investments are beginning to pay off handsomely for FirstService shareholders," he concluded.

About FirstService Corporation

FirstService Corporation is a global leader in the rapidly growing real estate services sector, one of the largest markets in the world. As one of the largest property managers in the world, FirstService manages more than 2.5 billion square feet of residential and commercial properties through its three industry-leading service platforms: Colliers International, one of the largest global players in commercial real estate services; FirstService Residential, North America's largest manager of residential communities; and the Property Services division, one of North America's largest providers of essential property services delivered through company-owned operations, franchise systems and contractor networks.

FirstService generates over US$2.3 billion in annual revenues and has more than 23,000 employees worldwide. More information about FirstService is available at www.firstservice.com

Segmented Fourth Quarter Results

Commercial Real Estate Services revenues totalled $369.9 million for the fourth quarter, up 23% relative to the prior year quarter. Revenue growth was comprised of 10% internal growth measured in local currencies, a 1% favourable impact from foreign currency translation and 12% growth from recent acquisitions. Internal growth was led by the Americas and Asia Pacific regions, both of which had solid year over year growth in brokerage, property management and project management activity. Adjusted EBITDA was $42.8 million, up 46% versus the prior year quarter. The Adjusted EBITDA margin was 11.6%, up 190 basis points over the prior year period.

Residential Property Management revenues totalled $206.6 million for the fourth quarter, up 10% relative to the prior year quarter. Revenue growth was comprised of 9% internal growth from new property management contract wins and 1% from recent acquisitions. Adjusted EBITDA was $11.8 million, down 2% versus the prior year period.

Property Services revenues totalled $56.0 million, down 48% from the prior year period. Adjusted EBITDA for the quarter was $3.2 million, down $6.5 million or 67% versus the prior year quarter. The reductions in revenues and Adjusted EBITDA were attributable to a significant decline in property preservation and distressed asset management volumes.

Corporate costs were $2.8 million in the fourth quarter, relative to $6.5 million in the prior year period, primarily as a result of the elimination of performance-based compensation costs in accordance with the Company's performance-based executive compensation plan.

Segmented Full Year Results

Commercial Real Estate Services annual revenues for 2012 totalled $1.17 billion, up 18% relative to the prior year. Revenue growth was comprised of 9% internal growth measured in local currencies, a 1% unfavourable impact from foreign currency translation and 10% growth from recent acquisitions. Adjusted EBITDA for 2012 was $78.9 million, up 52% versus the prior year. The Adjusted EBITDA margin increased 150 basis points relative to the prior year, primarily due to increased broker productivity in the Americas region and improved back-office efficiencies.

Full year Residential Property Management revenues were $839.2 million, up 10% relative to 2011. Revenue growth was comprised of 7% internal growth from new property management contact wins, while acquisitions accounted for 3% of revenue growth. Adjusted EBITDA was $64.3 million, up 3% versus the prior year.

Property Services revenues for the full year totalled $295.7 million, down 37% versus the prior year. Adjusted EBITDA for the year was $24.0 million, down $37.7 million or 61% relative to the prior year, as a result of a significant decline in volumes in the property preservation and distressed asset management operations as well as one-time costs incurred to downsize and align the cost structure to current revenue run rates.

Corporate costs were $11.6 million for the full year, relative to $14.4 million in the prior year. The current year's results were positively impacted by the elimination of performance-based executive compensation costs in accordance with the Company's performance-based executive compensation plan.

Stock Repurchases

During the fourth quarter of 2012, the Company purchased 35,000 Subordinate Voting Shares and 146,000 Preferred Shares on the open market under its Normal Course Issuer Bid ("NCIB") at an average price of $28.66 per share and $25.23 per share, respectively. The Company is authorized to repurchase up to an additional 2,515,000 Subordinate Voting Shares and 500 Preferred Shares under its NCIB, which expires on June 6, 2013.

Conference Call

FirstService will be holding a conference call on Wednesday, February 13, 2013 at 11:00 a.m. Eastern Time to discuss results for the fourth quarter. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the "Investors / Newsroom" section.

Forward-looking Statements

This press release includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company's services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company's filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes

1. Reconciliation of net earnings to Adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) stock-based compensation expense; and (vii) reorganization charges. The Company uses Adjusted EBITDA to evaluate its own operating performance and its ability to service debt, as well as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company's overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of its service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company's method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to Adjusted EBITDA appears below.

(in thousands of US$)	Three months ended December 31		Twelve months ended December 31
	2012	2011	2012	2011

Net earnings	$ 17,548	$ 78,327	$ 40,933	$ 101,743
Income tax	9,034	(56,329)	20,304	(26,807)
Other expense (income)	(690)	2,778	(2,441)	6,317
Interest expense, net	5,079	4,056	19,601	16,808
Operating earnings	30,971	28,832	78,397	98,061
Depreciation and amortization	16,067	12,718	53,502	50,926
Acquisition-related items	2,856	1,701	16,326	4,649
Stock-based compensation expense	4,985	349	7,435	2,335
Reorganization charge	--	885	--	5,590
Adjusted EBITDA	$ 54,879	$ 44,485	$ 155,660	$ 161,561

2. Reconciliation of net earnings (loss) attributable to common shareholders and net earnings (loss) per common share to adjusted net earnings and adjusted net earnings per common share:

Adjusted earnings per common share is defined as diluted net earnings (loss) per common share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization of intangible assets recognized in connection with acquisitions; (iv) stock-based compensation expense; (v) impairment loss on equity investments; (vi) reorganization charges; and (vii) deferred income tax asset valuation allowances related to tax loss carry-forwards. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per common share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share, as determined in accordance with GAAP. The Company's method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of diluted net earnings (loss) per common share to adjusted earnings per common share appears below.

(in thousands of US$)	Three months ended December 31		Twelve months ended December 31
	2012	2011	2012	2011

Net earnings (loss) attributable to common shareholders	$ 4,294	$ 65,595	$ (3,753)	$ 64,139
Non-controlling interest redemption increment	7,290	1,246	21,131	12,941
Acquisition-related items	2,856	1,701	16,326	4,649
Amortization of intangible assets	4,658	4,597	18,690	20,265
Stock-based compensation expense	4,986	349	7,435	2,335
Impairment loss on equity investment	--	3,092	--	3,092
Reorganization charge	--	885	--	5,590
Income tax on adjustments	(3,212)	(2,089)	(9,135)	(9,764)
Deferred income tax asset valuation allowance	--	(63,193)	--	(49,745)
Non-controlling interest on adjustments	(283)	3,630	(1,368)	1,850
Adjusted net earnings	$ 20,589	$ 15,813	$ 49,326	$ 55,352

(in US$)	Three months ended December 31		Twelve months ended December 31
	2012	2011	2012	2011

Diluted net earnings (loss) per common share	$ 0.14	$ 2.01	$ (0.12)	$ 2.03
Non-controlling interest redemption increment	0.24	0.04	0.69	0.42
Acquisition-related items	0.09	0.05	0.51	0.14
Amortization of intangible assets, net of tax	0.10	0.09	0.38	0.41
Stock-based compensation expense, net of tax	0.11	0.01	0.16	0.05
Impairment loss on equity investment	--	0.10	--	0.10
Reorganization charge, net of tax	--	0.02	--	0.12
Deferred income tax asset valuation allowance	--	(1.80)	--	(1.46)
Adjusted net earnings per common share	$ 0.68	$ 0.52	$ 1.62	$ 1.81

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings (Loss)
(in thousands of US dollars, except per share amounts)

	Three months ended December 31		Twelve months ended December 31
(unaudited)	2012	2011	2012	2011

Revenues	$ 632,534	$ 594,893	$ 2,305,537	$ 2,224,171

Cost of revenues	410,674	398,566	1,518,034	1,436,214
Selling, general and administrative expenses	171,966	153,076	639,278	634,321
Depreciation	11,409	8,121	34,812	30,661
Amortization of intangible assets	4,658	4,597	18,690	20,265
Acquisition-related items (1)	2,856	1,701	16,326	4,649
Operating earnings	30,971	28,832	78,397	98,061
Interest expense, net	5,079	4,056	19,601	16,808
Other expense (income)	(690)	2,778	(2,441)	6,317
Earnings before income tax	26,582	21,998	61,237	74,936
Income tax (2)	9,034	(56,329)	20,304	(26,807)
Net earnings	17,548	78,327	40,933	101,743
Non-controlling interest share of earnings	3,676	9,026	13,952	14,692
Non-controlling interest redemption increment	7,290	1,246	21,131	12,941
Net earnings attributable to Company	6,582	68,055	5,850	74,110
Preferred share dividends	2,288	2,460	9,603	9,971
Net earnings (loss) attributable to common shareholders	$ 4,294	$ 65,595	$ (3,753)	$ 64,139

Net earnings (loss) per common share

Basic	$ 0.14	$ 2.19	$ (0.12)	$ 2.13

Diluted (3)	$ 0.14	$ 2.01	$ (0.12)	$ 2.03

Adjusted diluted net earnings per common share (4)	$ 0.68	$ 0.52	$ 1.62	$ 1.81

Weighted average common shares (thousands)
Basic	30,064	29,941	30,026	30,094
Diluted (5)	30,419	30,298	30,376	30,551

Notes to Condensed Consolidated Statements of Earnings
(1) Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense, settlements of contingent liabilities of acquired entities initially recognized at the acquisition date and transaction costs.
(2) Income tax expense for the three months ended December 31, 2011 includes a $63,193 reversal of valuation allowance related to deferred income tax assets; income tax expense for the year ended December 31, 2011 includes a $49,745 valuation allowance reversal.
(3) The calculation of diluted net earnings per common share is impacted by the potentially dilutive effect of convertible debentures, which are convertible into common shares. For the three months ended December 31, 2012, the numerator of the calculation is increased by nil (2011 - $901) and the denominator is increased by nil (2011 - 2,750 shares). For the year ended December 31, 2012, the numerator of the calculation is increased by nil (2011 - $3,604) and the denominator is increased by nil (2011 - 2,750 shares).
(4) See definition and reconciliation above.
(5) Excluding the potentially dilutive effect of convertible debentures (see note 3 above).

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	December 31, 2012	December 31, 2011

Assets
Cash and cash equivalents	$ 108,684	$ 97,799
Restricted cash	3,649	4,493
Accounts receivable	328,455	286,019
Other current assets	51,618	45,366
Deferred income tax	18,135	16,527
Current assets	510,541	450,204
Other non-current assets	20,300	17,028
Deferred income tax	99,464	87,940
Fixed assets	107,011	94,150
Goodwill and intangible assets	580,594	584,396
Total assets	$ 1,317,910	$ 1,233,718

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$ 401,805	$ 354,220
Other current liabilities	27,054	23,657
Long-term debt - current	39,038	216,373
Current liabilities	467,897	594,250
Long-term debt - non-current	298,167	100,042
Convertible debentures	77,000	77,000
Other liabilities	48,259	39,243
Deferred income tax	34,683	38,160
Non-controlling interests	151,969	141,404
Shareholders' equity	239,935	243,619
Total liabilities and equity	$ 1,317,910	$ 1,233,718

Supplemental balance sheet information
Total debt	$ 414,205	$ 393,415
Total debt excluding convertible debentures	337,205	316,415
Total debt, net of cash	305,521	295,616
Total debt excluding convertible debentures, net of cash	228,521	218,616

Consolidated Statements of Cash Flows
(in thousands of US dollars)

	Three months ended December 31		Twelve months ended December 31
(unaudited)	2012	2011	2012	2011

Cash provided by (used in)

Operating activities
Net earnings	$ 17,548	$ 78,327	$ 40,933	$ 101,743
Items not affecting cash:
Depreciation and amortization	16,067	12,718	53,502	50,926
Deferred income tax	(1,186)	(64,354)	(18,660)	(64,512)
Other	1,123	3,646	5,062	9,623
	33,552	30,337	80,837	97,780

Changes in operating assets and liabilities	50,595	27,225	22,154	(17,566)
Net cash provided by operating activities	84,147	57,562	102,991	80,214

Investing activities
Acquisition of businesses, net of cash acquired	(4,774)	(911)	(19,153)	(22,975)
Purchases of fixed assets	(21,774)	(13,360)	(44,395)	(37,400)
Other investing activities	1,120	2,322	1,694	1,529
Net cash used in investing activities	(25,428)	(11,949)	(61,854)	(58,846)

Financing activities
Increase in long-term debt, net	(19,447)	3,525	19,235	73,962
Purchases of non-controlling interests (net)	(2,265)	(20,161)	(6,432)	(55,607)
Dividends paid to preferred shareholders	(2,288)	(2,460)	(9,603)	(9,971)
Other financing activities	(10,853)	(4,885)	(35,339)	(30,639)
Net cash used in financing activities	(34,853)	(23,981)	(32,139)	(22,255)

Effect of exchange rate changes on cash	497	(1,517)	1,887	(1,673)

Increase (decrease) in cash and cash equivalents	24,363	20,115	10,885	(2,560)

Cash and cash equivalents, beginning of period	84,321	77,684	97,799	100,359

Cash and cash equivalents, end of period	$ 108,684	$ 97,799	$ 108,684	$ 97,799

Segmented Revenues, Adjusted EBITDA and Operating Earnings
(in thousands of US dollars)

(unaudited)	Commercial Real Estate Services	Residential Property Management	Property Services	Corporate	Consolidated

Three months ended December 31

2012
Revenues	$ 369,873	$ 206,630	$ 55,975	$ 56	$ 632,534
Adjusted EBITDA	42,754	11,757	3,161	(2,793)	54,879
Operating earnings	28,588	6,526	(620)	(3,523)	30,971

2011
Revenues	$ 300,367	$ 187,883	$ 106,577	$ 66	$ 594,893
Adjusted EBITDA	29,243	12,050	9,704	(6,512)	44,485
Operating earnings	20,400	8,943	6,359	(6,870)	28,832

	Commercial Real Estate Services	Residential Property Management	Property Services	Corporate	Consolidated

Twelve months ended December 31

2012
Revenues	$1,170,427	$ 839,167	$ 295,725	$ 218	$2,305,537
Adjusted EBITDA	78,949	64,282	24,046	(11,617)	155,660
Operating earnings	33,796	45,870	13,744	(15,013)	78,397

2011
Revenues	$ 994,579	$ 760,501	$ 468,903	$ 188	$2,224,171
Adjusted EBITDA	51,900	62,320	61,703	(14,362)	161,561
Operating earnings	22,379	47,202	45,421	(16,941)	98,061
CONTACT: Jay S. Hennick
         Founder & CEO

         D. Scott Patterson
         President & COO

         John B. Friedrichsen
         Senior Vice President & CFO

         (416) 960-9500